FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	July	2011
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	RIM and NEI Investments Announce Withdrawal of Shareholder Proposal; RIM Committee to Review Matter Raised by Proposal	1
2.	RIM Participates in Winning Bid for Nortel’s Patent Portfolio	1

Document 1

June 30, 2011
FOR IMMEDIATE RELEASE

RIM and NEI Investments Announce Withdrawal of Shareholder Proposal; RIM Committee to Review Matter Raised by Proposal

Research In Motion Limited ("RIM") (Nasdaq: RIMM; TSX: RIM) and Northwest & Ethical Investments L.P. ("NEI Investments") announced today that, following discussions between them, NEI Investments has decided to withdraw its proposal that was to be considered at the RIM Annual General Meeting. The proposal asked that RIM's Board of Directors adopt a policy that divides the role of Chair and CEO, and that RIM have an independent Chair.  The parties have agreed that RIM’s Board will establish a Committee of independent directors whose mandate will generally be to (i) study the appropriate balance between an independent lead director or chair with full and exclusive authority customarily held by such an office holder, (ii) determine the business necessity for RIM's Co-CEOS to have significant Board level titles to assist their selling and other responsibilities with certain large customers in overseas markets, and (iii)  propose and provide a rationale for a recommended governance structure for RIM, which will include clarifications of the Co-CEOs and Chair roles, as well as the Board's mandate. The Committee will consult with NEI Investments in developing the specific terms of reference for this mandate and before it issues its report by January 31, 2012. The Board will publicly respond to the recommendations of the Committee within 30 days.

As a result, the proposal will no longer be presented at the Annual General Meeting and no vote will be taken on the proposal at the meeting. RIM and NEI Investments are pleased to have reached an agreement on this matter, and these important issues of corporate governance will receive further consideration at the RIM Board level.

About Research In Motion (RIM)
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

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Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 2

July 1, 2011
FOR IMMEDIATE RELEASE

RIM Participates in Winning Bid for Nortel’s Patent Portfolio

Waterloo, ON – As announced separately today by Nortel Networks Corporation, a consortium  of  certain technology companies, of which Research In Motion Limited  ("RIM") (Nasdaq: RIMM; TSX: RIM) is a part,  emerged as the winning bidder for all of Nortel's remaining patents and patent applications for a cash purchase price of USD$4.5 billion.   RIM's portion of the purchase consideration is approximately USD$770 million.  The sale is subject to applicable Canadian and United States court approvals. Nortel plans to work diligently with the consortium to close the sale in the third quarter of 2011.

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Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws relating to a consortium of technology companies emerging as the winning bidder for Nortel’s patent portfolio, required approvals and the anticipated closing date. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances, including, RIM's perception of the parties' ability to obtain required approvals, and its views with respect to the anticipated closing date.   Many factors could cause the actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation; risks related to the parties’ ability to obtain the court approvals on a timely basis or at all; and risks of delays to the completion of the transaction. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements contained in this news release. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	July 5, 2011	By:	\s\ Edel Ebbs
(Signature)
Edel Ebbs Senior Vice President, Investor Relations